Delisting Determination, The Nasdaq Stock Market, LLC, July 11, 2025, Heramba Electric plc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Heramba Electric plc effective at the opening of the trading session on July 28, 2025. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staff determination on April 22, 2025. The Company did not file an appeal.
The Company securities were suspended on April 29, 2025.
The Staff determination to delist the Company securities became final on April 29, 2025.